Exhibit 99.1

Pembina Pipeline Corporation Reaffirms Plans to Progress its Proposed Portland Propane Terminal

All financial figures are in United States dollars.

CALGARY, May 7, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) reaffirms its plans to proceed towards next steps in the development of its proposed Portland Propane Export Terminal Project (the "Project").

The Company was disappointed to learn that Mayor Hales of Portland has withdrawn his support for the Project. Pembina has appreciated the leadership, guidance and past support of the mayor throughout the development of the Project to date.

While completing three public hearings, Pembina addressed all safety concerns related to the Project and demonstrated the project will adhere to all safety and seismic code standards and all environmental standards and regulations. This process resulted in the Planning and Sustainability Commission, which consists of ten unelected citizens of Portland, voting in favor of moving this Project forward to City Council for consideration. The mayor is one of the five votes that would be represented at the City Council hearing, which is currently scheduled for June 10, 2015.

Pembina has safely distributed propane by rail for the past 15 years throughout Oregon and plans to continue that domestic propane service. In 2014, Pembina safely transported over 7.5 million gallons of propane to Oregon, of which, over 3 million gallons were delivered to Portland.

The Environmental Protection Agency recognizes propane as a clean burning fuel. It is also included in Oregon's Clean Fuels Program. Propane would play an important role in addressing the November 2014 joint commitment made by the United States and China to reduce carbon emissions and climate pollution. Pembina believes the Project is a step towards transitioning developing countries from burning bio-solid fuels like coal and wood, to less carbon emission-intensive fuels like propane.

Pembina supports green initiatives and has communicated its commitments to procure renewable green energy to offset the power used at the facility. Further, the Company and the Port of Portland have jointly committed to a $3 million community investment fund associated with the Project.

The Port of Portland has reaffirmed its support of Pembina's Project and will continue working with the Company on the proposed terminal. To date, the Company has also received support from business leaders, union workers and city officials and plans to continue its outreach efforts.

The $500 million Project would be the largest private investment in Portland's history, with over half of the cost, $250 million, sourced locally. The Project would generate significant economic development opportunities in the region. Once in operation, the facility is expected to contribute approximately $12 million in annual property tax revenue and require $25 to $30 million per year to operate, which would also be sourced locally. The Project would provide 600 to 800 construction jobs and 30 to 40 permanent living wage jobs ($70,000 to $120,000 per year). Pembina is committed to employing union construction workers and available local workforces, including small businesses, and businesses owned by minorities and women. The Company will not be seeking government subsidies, public funds or any other incentives to financially support the proposed Project.

Pembina is confident that through the upcoming process with the City of Portland, it will gain support to move forward with next steps in the development of the Project.

For more information about the Project, please visit the Company's Project page at: http://www.pembina.com/propaneterminal/

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to running its businesses in a safe, reliable and environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "could", "would", "believes" "plans" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the terminalling services including the anticipated benefits of the terminalling services to the City of Portland, Pembina and environmental impacts; the continued support of the Port of Portland; the anticipated capital expenditures and sources thereof related to the terminalling services, community investment and renewable green energy; the anticipated impact of the project on the local economy and employment; and the anticipated outcome of the process with the City of Portland. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; the continued support of required third parties; future demand for transportation services and commodities; future levels of oil and natural gas development.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure to realize the anticipated benefits of the terminalling services; the impact of competitive entities and pricing; reliance on key partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Jason Fydirchuk, Advisor, External Communications, (403) 231-7407, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 16:45e 07-MAY-15